Exhibit 99.2

MINERA ANDES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND PLAN OF OPERATIONS

This discussion and analysis of financial condition and plan of operations is prepared as at May 4, 2007 and should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2006 and the unaudited consolidated interim financial statements and notes thereto for the period ended March 31, 2007, which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Differences from U.S. GAAP are described in Note 12 to the audited consolidated financial statements for the year ended December 31, 2006. The interim unaudited consolidated financial statements for the three months ended March 31, 2007 have not been reviewed by the Company’s auditors. These statements along with additional information relating to Minera Andes are available on SEDAR at www.sedar.com and included in the Company’s Form 40-F for the year ended December 31, 2006 on the SEC’s EDGAR system at www.sec.gov. Financial condition and results of operations are not necessarily indicative of what may be expected in future periods.

All amounts in this discussion are in U.S. dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements

The information in this report includes “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (“1934 Act”) and applicable Canadian Securities legislation, and is subject to the safe harbor created by those sections. Factors that could cause results to differ materially from those projected include, but are not limited to, results of current exploration activities, the market price of precious and base metals, the availability of joint venture partners or sources of financing, and other risk factors detailed in “Risk Factors Related to Our Business” in Management’s Discussion and Analysis for the year ended December 31, 2006 prepared as at April 17, 2007 available on SEDAR at www.sedar.com and included in the Company’s Form 40-F for the year ended December 31, 2006 on the SEC’s EDGAR system at www.sec.gov.

Overview

Minera Andes was incorporated in Alberta in July 1994 and went public in November 1995 through an amalgamation with Scotia Prime Minerals, Incorporated, also an Alberta corporation. We are a reporting issuer in Alberta, British Columbia, Saskatchewan, Ontario and Nova Scotia and trade our common shares on the Toronto Stock Exchange (“TSX”) under the symbol MAI (prior to February 7, 2007 we traded on the TSX Venture Exchange). We are also a Form 40-F filer in the U.S. and trade on the NASD OTC Bulletin Board under the symbol MNEAF.

The principal business of Minera Andes is the exploration and development of mineral properties, located primarily in the Republic of Argentina, consisting of mineral rights and applications for mineral rights, covering approximately 410,000 acres (166,130 hectares) in three provinces in Argentina. We carry out our business by acquiring, exploring and evaluating mineral properties through our ongoing exploration program. Following exploration, we either seek to enter joint ventures to further develop these properties or dispose of them if the properties do not meet our requirements. Our properties are all early stage exploration properties, except for the San José property, which is an advanced-stage exploration/development project.

Within our mineral exploration land in Argentina our focus is primarily on gold, silver and copper mineralized targets. In addition, several new exploration properties have been acquired through the filing of mineral applications. These properties reveal numerous similarities to Minera Andes’ San José property in northern Santa Cruz province.

Through our subsidiaries and joint ventures we own a 49% equity interest in Minera Santa Cruz (“MSC”), which owns the San José gold/silver property in Southern Argentina, and a 100% interest in over 10 mineral properties in Argentina. MSC made a formal decision through its board of directors to place the San José project into production in March 2006 and plans to have the mine in production by the end of the second quarter of 2007.

Our management office is 111 E. Magnesium Road, Suite A, Spokane, Washington, 99208, and our principal business address is Coronel Moldes 837/820, (5500) Mendoza, Argentina. Our registered address is 7415B 35th Ave. N.W., Calgary, Alberta, T3B 1T4 Canada.

Update

During 2006 and the first quarter of 2007 the company has made significant discoveries in gold, silver, and copper and has made significant progress towards it goal of becoming a low-cost silver and gold producer in Argentina. Some of our significant achievements include:

•

The San José mine entered into the final construction stages and is scheduled to start up production of gold and silver in the second quarter of 2007. During construction approximately 1100 people are working at the site and when construction is complete the mine will be staffed by approximately 450 personnel. At a start-up production rate of 750 tons per day, the mine is scheduled to produce approximately 60,633 of gold and 3.1 million ounces of silver on an annual basis. Minera Andes owns 49% of the mine through its joint venture with project operator Hochschild Mining PLC ("Hochschild").

•

In 2006 a 21,241-meter drilling program was completed at the San José project which increased silver and gold reserves by approximately 71% from the reserves announced in October 2005. Proven and probable mineral reserves at December 31, 2006 are: 1,958,430 tonnes (t) with an average grade of 7.2 g/t gold and 450 g/t silver (using a cutoff off grade of $75/t—using a price of $500/oz for gold and $8.50/oz for silver). The reserves are quoted from Hochchilds work recognized under NI43-101 and currently an independent technical report is being completed on their work.

•

In March of 2007 an aggressive 38,228 meter drilling program was approved for the San José project by the joint venture partners. The goal of the drilling program is to add new reserves/resources by drilling along trend of existing reserves and resources, and to drill targets to identify new veins that will increase mine life and facilitate the expansion of production at the San José project. The program, managed by our operating partner Hochschild, will consist of exploration and the drilling of approximately 145 holes in 14 targets.

•

In 2006 we reported the discovery of significant high-grade copper at the Los Azules property in Argentina. An eleven hole drill program returned intervals up to 1.62% copper over 221 meters and 1.00% copper over 173 meters in separate holes. We are continuing to operate under a non-binding letter of intent signed in November 2005 with Xstrata Copper (“Xstrata”), a commodity business unit within Xstrata plc., over the Los Azules porphyry copper project in the San Juan province in northern Argentina. Minera Andes has completed a drilling program at Los Azules through April 2007 on ground it holds directly with assay results pending. Minera Andes is currently in negotiations with Xstrata Copper to complete a definitive joint venture agreement for the project. There can be no assurance that the parties will reach agreement to form a joint venture over their respective holdings at Los Azules.

•

MSC arranged an in-house financing facility for up to $55 million from a Hochschild subsidiary to complete construction of the San José mine. The loan will be repaid only from MSC cash flow eliminating the need for typical bank-required hedging of the gold and silver production. Also the loan is unsecured except for a security interest over Minera Andes’ right to payments from MSC and a charge over MSC’s accounts and money deposited therein. The loan facility was expanded by $6 million to $61 million after the end of the first quarter to cover additional mine completion costs and we are currently finalizing the terms and conditions of the loan. As at March 31, 2007, $54 million had been advanced to the project and the balance of the loan facility is expected to be advanced before the end of May 2007.

•

Shareholders voted by a margin of 97% to approve a second private placement with Mr. Robert McEwen, founder and past Chairman of Goldcorp Inc. With the closing of the second private placement and other purchases of stock during 2006 and 2007, Mr. McEwen acquired approximately 30% of the issued and outstanding common shares of Minera Andes and became the largest shareholder of the company.

•

An early warrant exercise program received gross proceeds of Cdn$3.9 million through the early exercise of 6,006,758 warrants on March 19, 2007. The incentive program was for the early exercise of three series of common share purchase warrants of the Company announced December 27, 2006. Under the incentive program, a total of 600,673 New Warrants were issued to those warrant holders taking part in the early exercise incentive. Each New Warrant entitles the holder to acquire a common share of the Company at the price of Cdn$1.75 per share until September 19, 2008.

•

In December 2006, we received conditional listing approval to list our common shares on the TSX and we began trading on the TSX in February 2007. Trading on a senior exchange allows more investors to participate in our shares and is expected to benefit all shareholders.

•	We acquired several new exploration land packages in Argentina, and continued to pursue new growth opportunities.

Results of Operations

First quarter 2007 compared to first quarter 2006

For the first quarter of 2007, our net loss was $1 million (1 cent per share) compared with a net loss of $0.6 million (1 cent per share) for the first quarter of 2006. The difference of $0.4 million was caused primarily by an increase in the loss on equity investment of approximately $0.2 million and an increase of approximately $0.2 million in accounting fees related to Sarbanes-Oxley compliance and legal fees related to graduating to the Toronto Stock Exchange. Our general and administrative costs were $0.7 million for the three months ended March 31, 2007 compared to $0.4 million for the three months ended March 31, 2006; the difference was caused primarily by an increase of $0.2 million in accounting and legal fees noted above and the balance was caused by an overall increase in activity.

Mineral property and deferred exploration costs for the three months ended March 31, 2007 amounted to $1.7 million compared to $0.6 million for the same period in 2006. The difference of $1.1 million was due to increased exploration and drilling activity primarily at the Los Azules property.

Summary of Quarterly Results

Quarter ended	3/31/07	12/31/06	9/30/06	6/30/06	3/31/06	12/31/05	9/30/05	6/30/05
Net loss - $	1,009,654	8,149,816	777,110	1,277,664	567,849	2,045,649	452,240	681,976
Basic and diluted loss per common share—$	0.01	0.05	0.02	0.01	0.01	0.02	0.00	0.01

Except for the quarters ended December 31, 2006 and December 31, 2005, the last eight quarters show a gradual rise in net loss from $0.7 million for the quarter ended June 30, 2005 to a loss of $1.0 million for the quarter ended March 31, 2007. This increase is primarily caused by a corresponding rise in audit fees, costs of Sarbanes-Oxley compliance, legal fees related to increased business activity, and increases in the loss on our equity investment in MSC related to MSC’s increased activity. The quarters ended December 31, 2006 and December 31, 2005 show additional losses due primarily to stock option compensation of approximately $5.1 million and $0.8 million, respectively, plus a write-off of mineral properties and deferred exploration costs of $1.7 million during the quarter ended December 31, 2006.

Contractual Obligations, Contingent Liabilities and Commitments

We enter into operating leases in the normal course of business. Substantially all lease agreements have fixed payment terms based on the passage of time. Some lease agreements provide us with the option to renew the lease. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional lease agreements. In addition we also enter into loan facilities as sources of financing for our advanced projects.

Our lease and loan obligations as at March 31, 2007 are as follows:

Contractual Obligations		Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt (1)	$33,960,000	$—	$33,960,000	$—	$—
Operating Lease Obligations (2)	85,830	43,518	27,912	14,400	—
Purchase Obligations	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—
Total	$34,045,830	$43,518	$33,987,912	$14,400	$—

(1)	Long-term debt consists of a bank loan of $7,500,000 and a project financing facility of $26,460,000. The bank loan is due in March 2009. The project financing facility loan will be paid out of cash flow from the San José mine. Under terms of the project financing facility for the San José mine, a subsidiary of Hochschild lends 51% of a bridge loan and permanent financing directly to MSC and 49% of the loan is lent to Minera Andes which in turn lends the funds to MSC. The amount shown above is the loan that Minera Andes owes Hochschild and is mirrored by a loan in equal amount that MSC owes Minera Andes. See Note 4b in the December 31, 2006 audited consolidated financial statements for additional details.
(2)	Contingency consists of various lease agreements for office and storage space in Spokane, United States, Vancouver, Canada and Mendoza, Argentina.

The table of contingencies above does not include the following:

On December 2, 2003, we signed an agreement that obligated us to pay N.A. Degerstrom, Inc. a royalty of $250,000 if any of the current properties, other than the properties comprising the San José project, meet certain conditions such as bankable feasibility or commercial production. Our obligation expires December 31, 2013. As of March 31, 2007 no payments are required under this agreement.

In addition, mineral rights in Argentina are owned by the federal government and administered by the provinces. The provinces can levy a maximum 3% “mouth of mine” (gross proceeds) royalty. The provinces of Mendoza and Neuquén have waived their right to a royalty. The provinces of Río Negro, San Juan, Santa Cruz and Chubut have not yet established a policy regarding the royalty.

As at March 31, 2007, MSC had signed agreements with third party providers relating to the development of the San José/Huevos Verdes project. Our 49% portion of these commitments is approximately $5.7 million.

Minera Andes has no contractual obligation to pay these commitments however we are obligated to fund our 49% of costs at San José that are not funded by project financing as well as 49% of capital contributions or our ownership in MSC will be diluted.

Outstanding Share Data (as at May 4, 2007):

Class and Series of Security	Number Outstanding	Expiry Date of Convertible Securities	Relevant Terms
Common shares	165,921,131

Stock options	10,855,000 (vested)	Various (June 27, 2007 to March 21, 2013)	Exercisable for one common share each at Cdn$0.31 to Cdn$1.51

Purchase warrants	7,574,518	Various (September 19, 2008 to March 22, 2010)	Exercisable for one common share each at Cdn$0.50 to Cdn$2.06

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Liquidity and Capital Resources

Due to the nature of the mining business, the acquisition, exploration, and development of mineral properties requires significant expenditures prior to the commencement of production. To date, we have financed our activities through the sale of equity securities, debt, and joint venture arrangements. We expect to use similar financing techniques in the future, however we cannot assure you that we will be successful in our financing activities in the future. Our ability to continue in operation is dependent on our ability to secure additional financing, and while we have been successful in doing so in the past we cannot assure you that we will be able to do so in the future. Management is actively pursuing such additional sources of financing; however, in the event this does not occur, there is doubt about the ability to continue as a going concern. Our financial statements do not include the adjustments that would be necessary should we be unable to continue as a going concern.

In recognition of our liquidity and capital resources, our independent public accountants have included a comment in their report on our accompanying consolidated financial statements for the year ended December 2006, that would express substantial doubt as to our ability to continue as a going concern.

Our exploration and development activities and funding opportunities, as well as those of our joint venture partner, may be materially affected by precious and base metal price levels and changes in those levels. The market prices of precious and base metals are determined in world markets and are affected by numerous factors which are beyond our control.

At March 31, 2007, we had cash and cash equivalents of $6.2 million, compared to cash and cash equivalents of $2.2 million as of December 31, 2006. Working capital at March 31, 2007 was $4.3 million compared with $1.6 million at December 31, 2006. Net cash used in operating activities during the three months ended March 31, 2007 was $41,862 compared with net cash used in operating activities of $371,146 for the three months ended March 31, 2006. Investing activities used $7.3 million in the period ended March 31, 2007 compared with $5.2 million used in the same quarter of 2006. The increase in investing activity is due to the investment in the San José project and for the increased expenditures for the drilling program at the Los Azules property.

In the three months ended March 31, 2007, we issued 250,000 common shares for the exercise of stock options and 6,486,758 common shares for the exercise of purchase warrants for net proceeds of $3.7 million.

In February 2007, the shareholders approved a warrant exercise incentive program. The Company received gross proceeds of Cdn$3.9 million through the early exercise of 6,006,758 warrants, under the incentive program for the early exercise of three series of common share purchase warrants of the Company.

The early exercise incentive program pertains to three private placements listed in the table below. Notices regarding the early exercise incentive were delivered to holders of the affected private placements advising the holders of the exercise incentive program. Holders of these warrants had until March 19, 2007 to exercise their warrants to receive the incentive. The following table set forth the number of warrants exercised pursuant to the early exercise incentive program, the funds received and the number of warrants still outstanding:

Warrant price (Cdn$)	Expiry date	Number of warrants exercised	Value of warrants exercised under incentive program (Cdn$)	Number of warrants still outstanding after early exercise
0.50	11/13/2008	851,500	$425,750	878,725
0.55	12/1/2007	935,714	514,643	—
0.70	3/22/2010	4,219,544	2,953,680	2,012,409
Total		6,006,758	$3,894,073	2,891,134

Under the exercise incentive program, a total of 600,673 New Warrants were issued to those warrant holders taking part in the early exercise incentive. Each New Warrant entitles to holder to acquire a common share of the Company at the price of Cdn$1.75 per share until September 19, 2008. The New Warrants and common shares issuable upon exercise of the New Warrants will be subject to a four-month and one-day hold period. The fair value of the New Warrants, as at March 19, 2007, was calculated to be $293,379 using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.97%; expected volatility of 62.99% and an expected life of 18 months. The fair value of the warrants was recorded as an increase to accumulated deficit with a corresponding increase to contributed surplus.

For those warrant holders who did not take part in the early exercise incentive program, the existing warrants held will continue to be exercisable for common shares under the original terms of the private placement. However, the holder is not entitled to receive any new incentive warrants.

In March 2007, we received a two-year loan from Macquarie Bank Limited for $7,500,000 of which $5,880,000 was for the development of the San José project and $1,620,000 was for general purposes. See Note 6 in the December 31, 2006 audited consolidated financial statements for additional details.

Subsequent to March 31, 2007, we issued 510,000 shares for the exercise of stock options and 2,134,958 common shares for the exercise of purchase warrants for net proceeds of $3.5 million.

Related Party Transactions

During the three-month period ended March 31, 2007 we incurred legal fees to a firm in which a director and officer was an associate totaling $14,189 (three-month period ended March 31, 2006 – $15,637). This transaction was in the normal course of operations and was measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and (ii) the reported amounts of revenues and expenses during the reporting periods covered by the financial statements. Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become even more subjective and complex. The most significant accounting policies that are most important to the portrayal of our current financial condition and results of operations relates to mineralization and deferred development costs. Other accounting policies are disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2006. These financial statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern.

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If a mineral property is put into production, the costs of acquisition and exploration will be depreciated over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a mineral property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Change in Accounting Policies

Effective January 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountant’s (“CICA”) Handbook Section 3855, Financial Instruments—Recognition and Measurement; Section 1530, Comprehensive Income; Section 3865, Hedges and Section 3861, Financial Instruments—Disclosure and Presentation. While the new rules resulted in changes to how the Company accounts for its financial instruments, there were no impacts on the Company’s current quarter financial results. For a description of the new accounting rules, see Note 1 to the unaudited Consolidated Financial Statements for the quarter ending March 31, 2007.